JASON S. MCCAFFREY
direct dial: 617.856.8362
fax: 617.289.0856
jmccaffrey@brownrudnick.com

March 10, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Enphys Acquisition Corp.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Enphys Acquisition Corp. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s (a) units (“Units”), with each Unit consisting of one Class A ordinary share of the Company (a “Class A Ordinary Share”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), each Warrant exercisable for one Class A Ordinary Share, and (b) all Class A Ordinary Shares and Warrants issued as part of the Units.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show, or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (617) 856-8362 or Todd Emmerman at (212) 209-4888.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Jorge de Pablo, Enphys Acquisition Corp.
Pär Lindström, Enphys Acquisition Corp.
Todd Emmerman, Brown Rudnick LLP
Derek J. Dostal, Davis Polk & Wardwell LLP